UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D
  Under the Securities Exchange Act of 1934
  (Amendment No. ______)*

KRATOS DEFENSE & SECURITY SOLUTIONS, INC.
(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

50077B207
(CUSIP Number)

Charles Tomas
862 Valley Farms Rd
Friday Harbor, WA 98250
(360) 378-3652
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 12, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. _____

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50077B207

1	NAMES OF REPORTING PERSONS:

	Charles Tomas

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
	(a) ☐
	(b) ☐

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

	PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

	United States

	7	SOLE VOTING POWER:

NUMBER OF		941,000

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		9,100

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		941,000

WITH	10	SHARED DISPOSITIVE POWER:

		9,100

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

	950,100

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

	5.98%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

	IN

Item 1. Security and Issuer

This Schedule 13D ( the “Schedule 13D”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Kratos Defense & Security Solutions, Inc. (“Kratos” or the “issuer”).  The address of the principal executive office of Kratos is 4810 Eastgate Mall, San Diego, CA  92121.

Item 2. Identity and Background

(a)	Charles Tomas

(b)	862 Valley Farms Road, Friday Harbor, WA 98250

(c)	Private investor

(d)	The reporting person has not been convicted in a criminal proceeding.

(e)
The reporting person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The reporting person is citizen of the United States.

   Item 3. Source and Amount of Funds or Other Consideration

The aggregate amount of funds used in making the purchases reported in Item 5(c) of this Schedule 13D was $11,619,782.20.  The source of funds was personal funds of the reporting person.

Item 4. Purpose of Transaction

The reporting person has acquired Common Stock for investment purposes and in order to acquire a controlling interest in the issuer.  The reporting person believes that the issuer should not be a publicly traded company due to the sensitive nature of its business from a national security point of view and has attempted on multiple occasions to engage with management of the issuer to discuss this concern, without success.  On April 14, 2010, the reporting person advised an employee of the issuer in an email message that he intends to make a tender offer for the Common Stock on or before May 10, 2010, and requested that the employee so advise the issuer’s President and Chief Executive Officer.

Item 5. Interest in Securities of the Issuer

(a)	The reporting person beneficially owns 950,100 shares of Common Stock, representing 5.98% of the outstanding Common Stock.

(b)	The reporting person has sole voting and dispositive power with respect to 941,000 shares of Common Stock.

The reporting person has shared voting and dispositive power with respect to 9,100 shares held in joint accounts with his children, Leslie Tomas, Tracy Tomas and Laura Tomas.

Leslie Tomas is a nurse and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

Tracy Tomas is self-employed and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

Laura Tomas is an aesthetician and resides c/o Charles Tomas, 862 Valley Farms Rd., Friday Harbor, WA 98250, (360) 378-3652.

None of Leslie Tomas, Tracy Tomas or Laura Tomas has been involved in a criminal or civil proceeding of a nature required to be identified in a response to Item 2(d) or Item 2(e) of Schedule 13D.  All are United States citizens.

(c)
The following table identifies all transactions in the Common Stock effected by the reporting person in the last sixty days.  All of these transactions were purchases in ordinary brokerage transactions.

Purchase Date	Quantity	Price per Share
02/12/10	23,698	11.119
02/12/10	7,002	11.329
02/16/10	66,485	11.726
02/17/10	20,815	11.929
02/18/10	60,000	11.973
02/19/10	25,014	11.867
02/23/10	40,000	12.424
02/24/10	30,802	12.660
02/25/10	11,200	12.901
02/25/10	400	12.930
02/26/10	12,984	13.114
02/26/10	100	12.183
03/01/10	5,000	13.314
03/02/10	4,000	13.399
03/03/10	3,000	13.607
03/04/10	5,000	13.698
03/05/10	5,000	13.959
03/08/10	3,000	14.284
03/09/10	6,000	14.263
03/10/10	2,655	14.268
03/10/10	1,000	14.216
03/10/10	900	14.226
03/10/10	1,300	14.210
03/10/10	500	14.317
03/10/10	200	14.352
03/10/10	1,300	14.366
03/11/10	800	13.777
03/11/10	2,100	13.911
03/11/10	85,090	13.518
03/11/10	725	13.901
03/11/10	1,100	13.891
03/11/10	800	13.881
03/11/10	4,975	13.998
03/11/10	2,100	13.931
03/11/10	24,400	14.001
03/11/10	700	13.961
03/11/10	200	13.531
03/11/10	1,600	13.551
03/11/10	400	13.591
03/11/10	100	13.611
03/11/10	600	13.731
03/11/10	500	13.601
03/11/10	800	13.721
03/11/10	800	13.651
03/11/10	300	13.791
03/11/10	1,800	13.821
03/11/10	400	13.831
03/11/10	2,100	13.869
03/11/10	100	13.571
03/11/10	100	13.641
03/11/10	100	13.681
03/11/10	300	13.781
03/11/10	300	13.671
03/11/10	300	13.701
03/11/10	700	13.921
03/11/10	200	13.971

03/11/10	200	13.801
03/11/10	200	14.041
03/11/10	200	13.811
03/12/10	700	13.311
03/12/10	100	13.361
03/12/10	755	13.536
03/12/10	5,100	13.506
03/12/10	800	13.491
03/12/10	1,200	13.486
03/12/10	100	13.390
03/12/10	500	13.385
03/12/10	1,100	13.401
03/12/10	200	13.341
03/12/10	100	13.470
03/12/10	200	13.351
03/12/10	700	13.473
03/12/10	500	13.511
03/12/10	100	13.530
03/12/10	9	13.099
03/12/10	3,200	13.161
03/12/10	300	13.177
03/12/10	100	13.189
03/12/10	1,191	13.255
03/12/10	100	13.083
03/12/10	500	13.072
03/12/10	200	13.201
03/12/10	1,100	13.221
03/12/10	200	13.241
03/12/10	700	13.271
03/12/10	500	13.261
03/12/10	1,600	13.281
03/12/10	200	13.630
03/12/10	100	13.580
03/12/10	2,600	13.650
03/12/10	5,400	13.800
03/12/10	3,400	13.769
03/12/10	700	13.774
03/12/10	4,000	13.897
03/12/10	500	13.900
03/12/10	1,000	13.880
03/12/10	1,800	13.945
03/12/10	100	13.680
03/12/10	200	13.720
03/12/10	100	13.740
03/12/10	200	13.730
03/12/10	6,000	13.752
03/12/10	400	13.919
03/12/10	100	13.970
03/12/10	800	13.980
03/12/10	7,800	14.000
03/12/10	1,300	13.992
03/12/10	200	13.859
03/12/10	400	13.795
03/12/10	100	13.840
03/12/10	6,500	13.548
03/12/10	200	13.418
03/15/10	11,712	13.760
03/15/10	18	13.790
03/15/10	90,270	13.800
03/17/10	596	13.902
03/18/10	1,000	14.054

03/19/10	1,000	14.128
03/23/10	1,504	14.844
03/24/10	1,000	15.035
03/26/10	900	14.471
03/29/10	1,000	14.430
03/29/10	1,000	14.422
03/29/10	1,000	14.431
03/29/10	1,000	14.422
03/30/10	12,500,000	14.560
03/30/10	2,100	14.439
03/31/10	1,000	14.303
03/31/10	300	14.426
04/01/10	6,000	14.673
04/06/10	3,000	14.739
04/07/10	2,000	14.497
04/08/10	1,000	14.389
04/09/10	2,000	14.427
04/13/10	1,000	13.830
04/13/10	1,000	13.830
04/13/10	1,000	14.030
04/13/10	1,000	14.035
04/13/10	1,000	13.980
04/13/10	1,000	13.920

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

None

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	April 14, 2010

Signature:	/s/ Charles Tomas

Name/Title:	Charles Tomas

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.